Dave Inc.

750 N. San Vicente Blvd. 900W

West Hollywood, CA 90069

February 9, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: David Lin

Re:	Dave Inc.

Registration Statement on Form S-1 (File No. 333-262478)

Filed February 2, 2022

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Dave Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the same will become effective on February 11, 2022, at 4:30 PM, Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

The Company hereby authorizes Albert W. Vanderlaan of Orrick, Herrington & Sutcliffe LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Albert W. Vanderlaan of Orrick, Herrington & Sutcliffe LLP at 617-880-2219.

If you have any questions regarding this request, please contact Albert W. Vanderlaan of Orrick, Herrington & Sutcliffe LLP at 617-880-2219.

Very truly yours,

DAVE INC.

By:	/s/ Kyle Beilman
Name: Kyle Beilman
Title: Chief Financial Officer

cc:	Albert W. Vanderlaan,

Orrick, Herrington & Sutcliffe LLP